United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release Vale informs on Stability Condition Declarations Rio de Janeiro, April 1st, 2019 – Vale S.A. (“Vale”) informs that 80 Stability Condition Declarations (“DCE”) of its operational structures that were to expire on March 31st, 2019 have been renewed. The inactive upstream structures, which emergency levels had already been reevaluated and which Self-Rescue Zones (Zonas de Auto Salvamento – ZAS) had already been evacuated, did not have their DCEs renewed: Sul Superior Dam of Gongo Soco Mine; B3/B4 dam of Mar Azul Mine; Vargem Grande Dam of Vargem Grande Complex; Forquilha I, Forquilha II, Forquilha III and Grupo dams of Fábrica Complex. Additionally, other structures, with ongoing complementary studies and with the planning of reinforcement works already being carried out, did not have their DCE renewed: Sul Inferior Dam of Gongo Soco Mine; Auxiliary Dike of Dam 5 of Aguas Claras Mine; Dike B and Capitão do Mato Dam of Capitão do Mato Mine; Maravilhas II Dam of Vargem Grande Complex; Taquaras Dike of Mar Azul Mine; Marés II Dam of Fábrica Complex; Campo Grande Dam of Alegria Mine; Doutor Dam of Timbopeba Mine; Dike 02 of the Pontal dams system of Itabira Complex; and Dam VI of Córrego do Feijão Mine. These structures were halted and had their emergency levels raised to 1, which does not require the ZAS evacuation. The external auditors reevaluated all available data from the structures and considered new interpretations for calculating safety factors in their analyses, with the adoption of new constitutive models and more conservative resistance parameters. To secure the stability of the structures considering the new auditing parameters and following guidelines from authorities, primarily the ones given by the National Mining Agency (Agência Nacional de Mineração – ANM), Vale is working with its technicians and international experts to conclude complementary assessments to guarantee that the model used by external auditors is adequate, while planning reinforcement measures to increase these structures safety factor. The loss of the DCEs of the above-mentioned structures does not reduce their safety factor, nor impact the forecast of iron ore and pellets sales of between 307 and 332 Mt, as disclosed in the release "Vale informs about updates of projections", March 28th, 2019. Vale reiterates that its priority is the safety of all its structures and, consequently, of the population and workers downstream. The production from these sites will only be resumed once the safety of the structures is assured. For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre Werner: andre.werner@vale.com Carla Albano Miller: carla.albano@vale.com Fernando Mascarenhas: fernando.mascarenhas@vale.com Samir Bassil: samir.bassil@vale.com Bruno Siqueira: bruno.siqueira@vale.com Clarissa Couri: clarissa.couri@vale.com Renata Capanema: renata.capanema@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 1st, 2019		Director of Investor Relations